1775 I Street, N.W.
Washington, D.C.  20006-2401
+1  202  261  3300  Main
+1  202  261  3333  Fax
www.dechert.com
_____________________________________________________________

William J. Tuttle
william.tuttle@dechert.com
+1 202 261 3352  Direct
+1 202 261 3009 Fax

January 6, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Vincent J. Di Stefano, John Russo and Jeffrey Long

Re: Garrison Capital LLC

Registration Statement on Form N-2

File Numbers 333-173026 and 814-878

Ladies and Gentlemen:

Please find attached an updated copy of a completed Fees and Expenses Table and associated footnotes for the proposed initial public offering by Garrison Capital Inc. (the “Company”). Please note that the Company has assumed for purposes of this submission that the public offering size will be $105 million and that the concurrent private placement offering size will be $3.5 million. The Company may modify this offering size prior to filing its final amendment to the Registration Statement and printing a preliminary prospectus for circulation to potential investors. The Company also will update the Fees and Expenses Table and the balance of the prospectus included in the Registration Statement on Form N-2 in the event the offering size changes.

Please do not hesitate to call me at (202) 261-3352 or Thomas Friedmann at (202) 261-3313, if you have any questions or comments or if we can provide you with any additional information.

Very truly yours,

/s/ William J. Tuttle

William J. Tuttle

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco

Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "us" or "Garrison Capital," or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Garrison Capital.

Stockholder transaction expenses:	
Sales load (as a percentage of offering price)	7.00%(1)
Offering expenses (as a percentage of offering price)	1.10%(2)
Dividend reinvestment plan fees	—(3)
Total stockholder transaction expenses (as a percentage of offering price)	8.10%
Annual expenses (as a percentage of net assets attributable to common stock):	
Base management fees	2.25%(4)
Incentive fees payable under Investment Advisory Agreement (20% of Pre-Incentive Fee Net Investment Income and 20% of realized capital gains)	0.30%(5)
Interest payments on borrowed funds	2.93%(6)
Other expenses	0.93%(7)
Total annual expenses	**6.40%**

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses remain at the levels set forth in the table above.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$137	$246	$354	$612

---

(1) The underwriting discount and commission with respect to shares sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering.

(2) Amount reflects estimated offering expenses of approximately $1.2 million.

(3) The expenses of the dividend reinvestment plan, which consist primarily of the expenses of American Stock Transfer & Trust Company, LLC, are included in "other expenses." See "Dividend Reinvestment Plan."

(4) Our base management fee under the Investment Advisory Agreement is based on our gross assets, excluding cash and cash equivalents but including assets purchased with borrowed funds and is payable quarterly in arrears. Our investment adviser has agreed to waive its base management fee from the date of our election to become a business development company through June 30, 2012. See "The Adviser and the Administrator—Investment Advisory Agreement — Management Fee" and footnote 5 below. The amount reflected in the table above does not give effect to the base management fee waiver. The management fee referenced in the table above is based on $219.5 million of par value of expected outstanding indebtedness immediately after the closing of this offering and the Concurrent Private Placement. The SEC requires that the "Management fees" percentage be calculated as a percentage of net assets attributable to common stockholders, rather than total assets, including assets that have been funded with borrowed monies because common stockholders bear all of this cost. The estimate of our base management fees assumes net assets of $263.8 million and leverage with a par value of $219.5 million, which reflects our net assets and leverage pro forma as of September 30, 2011, after giving effect to this offering and the Concurrent Private Placement.

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(5) The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not.

The first component, which is income-based and payable quarterly in arrears, will equal 20% of the amount, if any, that our "Pre-Incentive Fee Net Investment Income" exceeds a 2.00% quarterly (8.00% annualized) hurdle rate (the "Hurdle Rate"), subject to a "catch-up" provision measured at the end of each calendar quarter. The operation of the first component of the incentive fee for each quarter is as follows:

- no incentive fee is payable to our investment adviser in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the Hurdle Rate of 2.00% (8.00% annualized);
- 100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle Rate but is less than 2.50% in any calendar quarter (10.00% annualized) is payable to our investment adviser. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the Hurdle Rate but is less than 2.50%) as the "catch-up." The effect of the "catch-up" provision is that, if such Pre-Incentive Fee Net Investment Income exceeds 2.50% in any calendar quarter, our investment adviser will receive 20% of such Pre-Incentive Fee Net Investment Income as if the Hurdle Rate did not apply; and
- 20% of the amount of such Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.50% in any calendar quarter (10.00% annualized) is payable to our investment adviser (once the Hurdle Rate is reached and the catch-up is achieved).

The portion of such incentive fee that is attributable to deferred interest (such as PIK interest or original issue discount) will be paid to our investment adviser, together with any other interest accrued on the loan from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. Any reversal of such amounts would reduce net income for the quarter by the net amount of the reversal (after taking into account the reversal of incentive fees payable) and would result in a reduction and possibly elimination of the incentive fees for such quarter. For the avoidance of doubt, no interest will be paid to Garrison Capital Advisers on amounts accrued and not paid in respect of deferred interest.

There is no accumulation of amounts on the Hurdle Rate from quarter to quarter and, accordingly, there is no clawback of amounts previously paid if subsequent quarters are below the quarterly Hurdle Rate and there is no delay of payment if prior quarters are below the quarterly Hurdle Rate. Since the Hurdle Rate is fixed, as interest rates rise, it will be easier for our investment adviser to surpass the Hurdle Rate and receive an incentive fee based on Pre-Incentive Fee Net Investment Income.

The second component, which is capital gains-based, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing on December 31, 2012, and will equal 20% of our cumulative aggregate realized capital gains from January 1, 2012 through the end of such year, computed net of our aggregate cumulative realized capital losses and aggregate cumulative unrealized capital depreciation through the end of such year, less the aggregate amount of any previously paid capital gains incentive fees. The capital gains component of the incentive fee is not subject to any minimum return to stockholders. We will accrue the capital gains incentive fee if, on a cumulative basis, the sum of net realized gains/(losses) plus net unrealized appreciation/(depreciation) is positive.

Our investment adviser has also agreed to waive its incentive fee, if any, from the date of our election to become a business development company through June 30, 2012. With respect to the capital gains-based component of the incentive fee, this waiver applies only to assets sold through June 30, 2012. For a more detailed discussion of the calculation of this fee, see "The Adviser and the Administrator — Investment Advisory Agreement — Management Fee." The amount reflected in the table is based on amounts that would have been incurred during the three months ended September 30, 2011, annualized for a full year

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assuming the Investment Advisory Agreement had been in effect during such three-month period and does not give effect to the incentive fee waiver.

(6) Our stockholders bear directly or indirectly the costs of borrowings under the Debt Securitization and other debt instruments. The borrowing costs included in the table above reflect all of our outstanding indebtedness as of September 30, 2011, which consisted of indebtedness with a par value of $219.5 million under the Debt Securitization, with a weighted average interest rate of 2.96%. The weighted average effective interest rate, including the effects of amortization of original issue discount and deferred debt issuance costs, was 4.23%. Deferred debt issuance costs include structuring and placement fees paid to the initial purchaser of the Secured Notes as well as legal fees, accounting fees, rating agency fees and all other direct and incremental costs associated with the Debt Securitization, which costs are being fully amortized over the life of the Secured Notes. For purposes of the example above, the deferred debt issuance costs are assumed to reoccur annually. We expect to continue to use leverage to finance a portion of our investments in the future, consistent with the rules and regulations under the 1940 Act.

(7) Includes estimated overhead expenses, including payments under the Administration Agreement, based on our projected allocable portion of overhead and other expenses incurred by Garrison Capital Administrator in performing its obligations under the Administration Agreement. See "The Adviser and the Administrator — Administration Agreement." "Other expenses" are based on estimated amounts for the current fiscal year.

The example above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or would have an insignificant impact on the expense amounts shown above, is not included in the example. This illustration assumes that we will not realize any capital gains (computed net of all realized capital losses and unrealized capital depreciation) in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses and returns to our investors would be higher. If the 5% annual return were derived entirely from capital gains, you would pay expenses on a $1,000 investment of $146, $271, $391 and $669 over periods of one year, three years, five years and ten years, respectively. In addition, the example assumes inclusion of a 7.0% sales load in the first year, offering expenses of approximately $1.2 million and reinvestment of all dividends and other distributions at net asset value. Participants in our dividend reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the distribution. See "Dividend Reinvestment Plan" for additional information regarding our dividend reinvestment plan.

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